Offering Memorandum: Part II of Offering Document (Exhibit A to Form C)

LIFT Aircraft Inc.
3402 Mount Bonnell Road
Austin, TX 78731
https://www.liftaircraft.com/

Up to $4,999,978.06 in Common Stock at $2.66
Minimum Target Amount: $9,998.94

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

Company:

Company: LIFT Aircraft Inc.
Address: 3402 Mount Bonnell Road, Austin, TX 78731
State of Incorporation: DE
Date Incorporated: September 22, 2017

Terms:

Equity

Offering Minimum: $9,998.94 | 3,759 shares of Common Stock
Offering Maximum: $4,999,978.06 | 1,879,691 shares of Common Stock
Type of Security Offered: Common Stock
Purchase Price of Security Offered: $2.66
Minimum Investment Amount (per investor): $532.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Perk Structure:

Early Bird

Friends and Family - First 48 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Notes (under "Rewards," above all reward tiers):

Current flight holders investing at a level that qualifies for free flights will be automatically refunded the cost of their flight 30 days after investing.

Reward flights are transferable as gifts.

$500+ Investment: Limited edition LIFT Aircraft hat.

$1,000+ Investment: Priority spot on flight waitlist, $100 (40%) discount on one $249 flight, plus a limited edition LIFT Aircraft hat.

$2,500+ Investment: Free flight at a tour location of your choice or permanent Vertiport location ($249 value), plus a limited edition LIFT Aircraft hat.

$5,000+ Investment: 2 free flights at a tour location of your choice or permanent Vertiport location ($498 value), plus a limited edition LIFT Aircraft hat.

$10,000+ Investment: 5% bonus shares, 4 free flights at a tour location of your choice or permanent Vertiport location ($996 value), 2 invitations to a VIP tour event, plus a limited edition LIFT Aircraft hat.

$25,000+ Investment: 10% bonus shares, 10 free flights at a tour location of your choice or permanent Vertiport location ($2490 value), 4 invitations to a VIP tour event, plus a limited edition LIFT Aircraft hat.

$50,000+ Investment: 15% bonus shares, 10 free flights at a tour location of your choice or permanent LIFT Vertiport location ($2490 value), 4 invitations to a VIP tour event, plus a LIFT Aircraft hat.

**All perks occur when the offering is completed.*

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

The Company and its Business

Company Overview

Austin, Texas-based LIFT Aircraft is making aviation history, launching the one of the world's first experientially-focused businesses based on an entirely new type of personal, electric vertical takeoff and landing (eVTOL) aircraft.

HEXA, LIFT Aircraft's FAA Part 103 ultralight multi-rotor, amphibious, production all-electric aircraft democratizes the experience of human flight. In addition to recreation and eventual transportation, the company envisions HEXA being flown for first response and defense missions as well.

We have received U.S. Patent No. D931,182 covering HEXA's design and filed U.S.

Patent Application No. 16/708,283 titled "Aircraft with Distributed Power System, Distributed Control System, and Safe Deployment Mechanism for Ballistic Recovery System".

Competitors and Industry

While the advanced air mobility industry is still early, a few companies have made significant strides. This indicates strong opportunity in the market for LIFT Aircraft.

Companies that are notable in a similar vehicle class are Opener, Blackfly, opener.aero and Japanese company Skydrive. Companies that have built slightly larger, but similar vehicle configurations include German Volocopter and Chinese company eHang (NASDAQ: EH).

Notably, the larger air taxi market has been heating up in the USA. JOBY (NYSE: JOBY) has completed a SPAC merger and several other eVTOL air taxis are in the de-SPAC process. LIFT is starting with a single-seat aircraft and plans to explore this market in our long-term strategy.

Current Stage and Roadmap

Current Stage

Started in 2017 and flying manned since 2018, LIFT is presently in an important pre-commercial stage. This stage includes a combination of producing aircraft (we're one of the only eVTOL companies in production) and important safety testing. We recently received an important airworthiness approval from the US Air Force and plan to pass a safety board (including the Former Head of Aviation Safety at NASA, an advisor of ours) before conducting commercial operations. While launch is directly dependent on safety checks (something we hold sacred), we do expect to begin customer flights in 2022.

Future Roadmap

LIFT also plans to continue our defense development as well as a 3-year roadmap to beginning operational first response flights. LIFT has completed several research, development and test contracts with the U.S. Air Force and has worked with the USAF to apply for a larger Strategic Financing (STRATFI) contract to cover a 3 year period. If awarded, this contract will use HEXA as a testbed aircraft for hybrid and autonomous technologies with the goal of using HEXA to meet the USAF's stated need for an agile autonomous logistics platform. In the long term, we envision HEXA flying numerous vital defense missions and improving rapid response from medical, fire and law enforcement personnel.

The Team

Officers and Directors

Name: Matthew Chasen

Matthew Chasen's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** CEO & Founder
  Dates of Service: September 22, 2017 - Present
  Responsibilities: Overall leadership of company. Salary: $240,000 per year. Equity ownership: 5,000,000 shares.

- **Position:** Chairman of the Board
  Dates of Service: September 22, 2017 - Present
  Responsibilities: Overseeing Board of Directors, sole director

Other business experience in the past three years:

- **Employer:** Hitch Inc.
  Title: Co-founder, Chairman of the Board
  Dates of Service: July 01, 2018 - Present
  Responsibilities: Overall board leadership

Other business experience in the past three years:

- **Employer:** uShip Inc.
  Title: Founder & Board Member
  Dates of Service: January 01, 2004 - Present
  Responsibilities: Board membership

Name: Kenneth Miller

Kenneth Miller's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Financial Officer
  Dates of Service: February 01, 2021 - Present
  Responsibilities: Overall financial management of the company. Salary: $75,000 per year. Stock options: 211,500.

Other business experience in the past three years:

- **Employer:** Nokomis Capital LLC
  Title: Managing Director
  Dates of Service: November 30, 2009 - February 14, 2021
  Responsibilities: Research, evaluation and management of public markets investments

Name: Kevin Rustagi

Kevin Rustagi's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Business Development
  Dates of Service: July 08, 2019 - Present
  Responsibilities: Oversees business operations. Salary: $120,000 per year. Stock options: 123,375

Other business experience in the past three years:

- **Employer:** Brandt and Co.
  Title: Engagement Manager
  Dates of Service: July 20, 2018 - August 01, 2019
  Responsibilities: Consulting with startup founders with communications, strategy, pitch deck formulation and design

Name: Balazs Kerulo

Balazs Kerulo's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Chief Engineer
  Dates of Service: October 01, 2017 - Present
  Responsibilities: Overseeing design and development program for HEXA and future aircraft. Salary: $87,360 per year. 402,000 stock options.

Name: Kristin Griffin

Kristin Griffin's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Marketing & Communications
  Dates of Service: December 02, 2019 - Present
  Responsibilities: Responsible for LIFT's marketing and communications strategy and execution. Salary: $85,000 per year. Stock options: 30,000

Other business experience in the past three years:

- **Employer:** Children's Hunger Fund

Title: Senior Director, Communications
Dates of Service: January 01, 2016 - September 30, 2019
Responsibilities: Directed internal and external communications for an international non-profit organization responsible for distributing over a billion dollars in food and aid to more than 300 million children globally. Developed and implemented marketing and communication strategies to support multi-million dollar annual fundraising goals. Provided brand and messaging oversight throughout US and international locations.

Name: Jace "Digit" McCown

Jace "Digit" McCown's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

- **Position:** Director of Flight Operations & Test, Chief Pilot
  Dates of Service: January 01, 2020 - Present
  Responsibilities: Overseeing LIFT's flight operations and test programs. Salary: $97,735 per year. Stock options: 50,000

Other business experience in the past three years:

- **Employer:** Skyways Air Transportation Inc
  Title: need
  Dates of Service: January 01, 2018 - January 31, 2020
  Responsibilities: Flight Test Engineer / Chief Pilot, Lead for all flight operations, including test and demonstration

Risk Factors

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the Company:

Uncertain Risk
An investment in the Company (also referred to as “we”, “us”, “our”, or “Company”) involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the LIFT

Aircraft Inc. common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections
There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess
The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited
Any common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the aerospace industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed
The Company, is offering common stock in the amount of up to $5,000,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our business development activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our business development activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment
We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds
Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information
Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

Developing new products and technologies entails significant risks and uncertainties

We are currently early in the stages of producing working HEXA Aircraft. Delays or cost overruns in the development of our HEXA and future aircraft and failure of the product to meet our performance estimates may be caused by, among other things, unanticipated technological hurdles, difficulties in manufacturing, changes to design and regulatory hurdles. Any of these events could materially and adversely affect our operating performance and results of operations.

Minority Holder; Securities with Voting Rights
The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company
You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds
The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected
Our growth projections are based on an assumption that the US Department of Defense and other public use customers will be interested in purchasing HEXAs, and

our consumer vertiport operations will be successful. It is possible that HEXA and other aircraft will fail to gain market acceptance for any number of reasons. If our aircraft and flight services fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition
We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities
Although we are a unique company that caters to a select market, our vertiports will compete against other recreational activities. Our business growth depends on the market interest in the Company's flight experiences over other activities.

We are an early stage company and have limited revenue and operating history
The Company has a short history, few customers, and limited historical revenue. If you are investing in this company, it's because you think that eVTOL aircraft in general and HEXA aircraft in particular will gain market acceptance, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough public use or individual customers so that the Company will succeed. Further, we generated limited and sporadic profits to date, and there is no assurance that we will achieve or maintain future profitability. LIFT Aircraft Inc. has historically incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We have existing patents that we might not be able to protect properly
One of the Company's most valuable assets is its intellectual property. The Company's owns multiple patents, trademarks, copyrights, Internet domain names, and trade secrets. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may deplete the capital of the Company.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective
Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially

and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

LIFT Aircraft Inc. is highly dependent upon the efforts of key executives, particularly CEO Matt Chasen and Chief Engineer Balazs Kerulo. If either of these executives becomes unable or unwilling to dedicate their efforts towards the Company, we could be adversely affected. Also, to be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

The company faces regulatory risk as it is subject to regulation from multiple government agencies including the Federal Aviation Administration in the United States. In particular the Company's business plan depends on HEXA being classified as an ultralight under Federal Aviation Regulations Part 103, and any contrary ruling by the FAA could have a material adverse impact on the Company's business plan. Additionally, in other geographies the Company may need to gain certification from local aviation regulators, a lengthy and uncertain process.

The Company is vulnerable to hackers and cyber-attacks
The Company is dependent upon various IT systems and must safeguard confidential company, employee and customer data. Any cybersecurity breach of company IT assets and services could have a material adverse effect on operations. Any disruptions of services or cyber-attacks either on our technology providers or on LIFT Aircraft could harm our reputation and materially negatively impact our financial condition and business.

The company could be subject to legal liability as a result of operations
The Company could be exposed to significant product, service or corporate liability claims as a result of product defects, accidents or other events. A successful liability claim against the company could require the payment of large monetary damages. While the company maintains some forms of aviation and general liability insurance, there can be no assurance that the insurance would insulate the company from adverse affects of liability judgements.

An accident could have a material adverse effect on the company's operations
Flying ultralight aircraft is an inherently risky activity, and a flight accident either in flight testing or consumer operations could have a material adverse effect on the Company's operations, including but not limited to liability judgements against it. Additionally, flight accidents from LIFT aircraft or other eVTOL aircraft could damage the brand and reputation of the Company and industry, leading to customer adoption reluctance.

Company is dependent upon third party suppliers
LIFT Aircraft builds HEXAS using critical components and manufacturing services from multiple third party suppliers. Any defects in components could cause manufacturing delays, additional costs or flight accidents. Additionally, LIFT is dependent upon these suppliers to deliver components and services according to our production schedule, and any delay or difficulty in obtaining critical components or services could have a material adverse effect on operations. Also, LIFT is dependent upon third party software, payment and communications services providers and failure to perform by any of these suppliers could have a material adverse effect on company operations.

The Company faces risk due to customer concentration
The Company's historical revenue comes almost exclusively from the US Air Force and Neom Company in Saudi Arabia. If our larger STRATFI and IDIQ contracts are approved, we expect concentration with the US Department of Defense in general and US Air Force in particular to increase. Failure to effectively serve these customers or secure follow-on contracts could result in a material future decline in revenue.

Government contracting entails inherent risks and uncertanties
The Company has historically generated revenue from contracts with the United States Air Force. The Company can give no assurances that the USAF in particular or United States Department of Defense in general will continue to enter contracts with

the Company, or that its pending STRATFI or IDIQ contracts will be approved. Even if approved, the Company may not realize all of the anticipated revenue or other benefits due to changes in government priorities or failures to satisfy the Company's obligations under the contract.

Ownership and Capital Structure; Rights of the Securities

Ownership

The following table sets forth information regarding beneficial ownership of the company's holders of 20% or more of any class of voting securities as of the date of this Offering Statement filing.

Stockholder Name	Number of Securities Owned	Type of Security Owned	Percentage
Matthew Chasen	35,000,000	Common Stock	47.9
Matthew Chasen	10,000	Seed I Note	47.9
The MBC 2011 Trust	7,500,000	Common Stock	10.3
The MRC 2011 Trust	7,500,000	Common Stock	10.3

The Company's Securities

The Company has authorized Common Stock, Seed I Note, Seed II, and Seed III Note . As part of the Regulation Crowdfunding raise, the Company will be offering up to 1,879,691 of Common Stock.

Common Stock

The amount of security authorized is 140,000,000 with a total of 70,985,500 outstanding.

Voting Rights

One vote per share

Material Rights

The amount of shares listed outstanding of common stock includes 2,474,250 shares worth of restricted stock units and options reserved but unissued.

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Seed I Note

The security will convert into Common or preferred stock and the terms of the Seed I Note are outlined below:

Amount outstanding: $1,522,106.87
Maturity Date: March 31, 2022
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $8,000,000.00
Conversion Trigger: A Qualified Financing pursuant to which the Company issues and sells shares of Common or Preferred Stock for aggregate gross proceeds of at least $1,000,000, or maturity

Material Rights

- All unpaid principal, together with any then unpaid and accrued interest, shall be due and payable on the earlier of (i) 15 days after receipt by the Company from the Majority in Interest of Investors of a written demand for payment, which demand shall not be made prior to the Maturity Date, or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof.
- If there shall be any Event of Default hereunder, at the option and upon the declaration of the Majority in Interest of Investors and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 3(c) or 3(d)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding.
- "Conversion Price" shall mean (i) for purposes of Section 4(a) (Automatic Conversion), a price per unit equal to 80% of the Preferred Purchase Price, or (ii) for purposes of Section 4(b) (Conversion at Maturity), a price per unit determined by dividing $8,000,000 by the number of units of the Company outstanding as of immediately prior to the conversion event (on a fully-diluted basis, assuming the exercise of all exercisable securities and the conversion of all convertible securities, but excluding all unissued units reserved for issuance under any equity incentive plan.
- "Cap Price" shall mean the quotient obtained by dividing (A) $8,000,000 by (B) 7,050,000, which is the total number of shares of the Company's Common Stock

outstanding on September 1, 2021, on a fully-diluted basis, assuming the exercise of all exercisable securities and the conversion of all convertible securities (but excluding the conversion of outstanding convertible notes), and including all unissued shares under any equity incentive plan."

- "Qualified Financing" is a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock or Common Stock for aggregate gross proceeds of at least $3,000,000 (excluding all proceeds from the incurrence of indebtedness that is converted into such Preferred Stock or Common Stock, or otherwise cancelled in consideration for the issuance of such Preferred Stock or Common Stock) with the principal purpose of raising capital."
- If a Qualified Financing occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note (collectively, the "Note Balance") shall automatically convert into the number of fully paid and nonassessable shares determined by dividing the Note Balance by the Conversion Price (the "Total Shares"). The Total Shares will consist of: (x) if the shares issued to investors putting cash into the Qualified Financing are shares of Preferred Stock, (i) that number of shares of Preferred Stock issued in the Qualified Financing obtained by dividing the Note Balance by the Preferred Purchase Price (the "Preferred Shares"), and (ii) that number of shares of Common Stock equal to the Total Shares minus the Preferred Shares; or (y) Common Stock, if the shares issued to investors putting cash into the Qualified Financing are shares of Common Stock.
- On the Maturity Date, if any principal or interest under this Note is then outstanding, the Note Balance will automatically convert into fully paid and nonassessable shares of the Company's Common Stock at a price per share equal to the Cap Price (the "Common Stock Optional Conversion") and upon such conversion each Note will be automatically cancelled and of no further force and effect."
- If a Change of Control occurs prior to a Qualified Financing, then the Investor shall be paid a prepayment premium equal to all accrued and unpaid interest due on this Note as of immediately prior to such Change of Control plus two times (2X) the outstanding principal amount of this Note, and the Note shall thereafter be cancelled and be of no further force or effect, whether or not it is delivered to the Company for cancellation.
- So long as the Notes are outstanding, the Company will furnish to each Investor upon request and when available (i) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (ii) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting

principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

Seed II

The security will convert into Common or preferred stock and the terms of the Seed II are outlined below:

Amount outstanding: $5,345,000.00
Maturity Date: March 31, 2022
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $36,000,000,000.00
Conversion Trigger: Company issues and sells shares of its Common or Preferred Stock for aggregate gross proceeds of at least $3,000,000, or maturity

Material Rights

All unpaid principal, together with any then unpaid and accrued interest, shall be due and payable on the earlier of (i) 15 days after receipt by the Company from the Majority in Interest of Investors of a written demand for payment, which demand shall not be made prior to the Maturity Date, or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof.

If there shall be any Event of Default hereunder, at the option and upon the declaration of the Majority in Interest of Investors and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 3(c) or 3(d)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding.

“Conversion Price” shall mean (i) for purposes of Section 4(a) (Automatic Conversion), a price per unit equal to 80% of the Preferred Purchase Price, or (ii) for purposes of Section 4(b) (Conversion at Maturity), a price per unit determined by dividing $36,000,000 by the number of units of the Company outstanding as of immediately prior to the conversion event (on a fully-diluted basis, assuming the exercise of all exercisable securities and the conversion of all convertible securities, but excluding all unissued units reserved for issuance under any equity incentive plan.

“Cap Price” shall mean the quotient obtained by dividing (A) $36,000,000 by (B) 7,050,000, which is the total number of shares of the Company’s Common Stock outstanding on September 1, 2021, on a fully-diluted basis, assuming the exercise of all exercisable securities and the conversion of all convertible securities (but excluding the conversion of outstanding convertible notes), and including all unissued shares under any equity incentive plan."

"Qualified Financing" is a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock or Common Stock for aggregate gross proceeds of at least $3,000,000 (excluding all proceeds from the incurrence of indebtedness that is converted into such Preferred Stock or Common Stock, or otherwise cancelled in consideration for the issuance of such Preferred Stock or Common Stock) with the principal purpose of raising capital."

If a Qualified Financing occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note (collectively, the "Note Balance") shall automatically convert into the number of fully paid and nonassessable shares determined by dividing the Note Balance by the Conversion Price (the "Total Shares"). The Total Shares will consist of: (x) if the shares issued to investors putting cash into the Qualified Financing are shares of Preferred Stock, (i) that number of shares of Preferred Stock issued in the Qualified Financing obtained by dividing the Note Balance by the Preferred Purchase Price (the "Preferred Shares"), and (ii) that number of shares of Common Stock equal to the Total Shares minus the Preferred Shares; or (y) Common Stock, if the shares issued to investors putting cash into the Qualified Financing are shares of Common Stock.

On the Maturity Date, if any principal or interest under this Note is then outstanding, the Note Balance will automatically convert into fully paid and nonassessable shares of the Company's Common Stock at a price per share equal to the Cap Price (the "Common Stock Optional Conversion") and upon such conversion each Note will be automatically cancelled and of no further force and effect."

If a Change of Control occurs prior to a Qualified Financing, then the Investor shall be paid a prepayment premium equal to all accrued and unpaid interest due on this Note as of immediately prior to such Change of Control plus two times (2X) the outstanding principal amount of this Note, and the Note shall thereafter be cancelled and be of no further force or effect, whether or not it is delivered to the Company for cancellation.

So long as the Notes are outstanding, the Company will furnish to each Investor upon request and when available (i) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (ii) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

Seed III Note

The security will convert into Common or preferred stock and the terms of the Seed III Note are outlined below:

Amount outstanding: $1,700,000.00
Maturity Date: September 30, 2023
Interest Rate: 4.0%
Discount Rate: 20.0%
Valuation Cap: $150,000,000.00
Conversion Trigger: $3,000,000 qualified financing or maturity

Material Rights

All unpaid principal, together with any then unpaid and accrued interest, shall be due and payable on the earlier of (i) 15 days after receipt by the Company from the Majority in Interest of Investors of a written demand for payment, which demand shall not be made prior to the Maturity Date, or (ii) when, upon the occurrence and during the continuance of an Event of Default, such amounts are declared due and payable by a Majority in Interest of Investors or made automatically due and payable, in each case, in accordance with the terms hereof.

If there shall be any Event of Default hereunder, at the option and upon the declaration of the Majority in Interest of Investors and upon written notice to the Company (which election and notice shall not be required in the case of an Event of Default under Section 3(c) or 3(d)), this Note shall accelerate and all principal and unpaid accrued interest shall become due and payable, without presentment, demand, protest or any other notice of any kind, all of which are hereby expressly waived, anything contained herein to the contrary notwithstanding.

"Conversion Price" shall mean (i) for purposes of Section 4(a) (Automatic Conversion), a price per unit equal to 80% of the Preferred Purchase Price, or (ii) for purposes of Section 4(b) (Conversion at Maturity), a price per unit determined by dividing $150,000,000 by the number of units of the Company outstanding as of immediately prior to the conversion event (on a fully-diluted basis, assuming the exercise of all exercisable securities and the conversion of all convertible securities, but excluding all unissued units reserved for issuance under any equity incentive plan.

"Cap Price" shall mean the quotient obtained by dividing (A) $150,000,000 by (B) 7,050,000, which is the total number of shares of the Company's Common Stock outstanding on September 1, 2021, on a fully-diluted basis, assuming the exercise of all exercisable securities and the conversion of all convertible securities (but excluding the conversion of outstanding convertible notes), and including all unissued shares under any equity incentive plan."

"Qualified Financing" is a transaction or series of transactions pursuant to which the Company issues and sells shares of its Preferred Stock or Common Stock for aggregate gross proceeds of at least $3,000,000 (excluding all proceeds from the incurrence of indebtedness that is converted into such Preferred Stock or Common Stock, or otherwise cancelled in consideration for the issuance of such Preferred Stock or

Common Stock) with the principal purpose of raising capital."

If a Qualified Financing occurs on or prior to the Maturity Date, then the outstanding principal amount of this Note and all accrued and unpaid interest on this Note (collectively, the "Note Balance") shall automatically convert into the number of fully paid and nonassessable shares determined by dividing the Note Balance by the Conversion Price (the "Total Shares"). The Total Shares will consist of: (x) if the shares issued to investors putting cash into the Qualified Financing are shares of Preferred Stock, (i) that number of shares of Preferred Stock issued in the Qualified Financing obtained by dividing the Note Balance by the Preferred Purchase Price (the "Preferred Shares"), and (ii) that number of shares of Common Stock equal to the Total Shares minus the Preferred Shares; or (y) Common Stock, if the shares issued to investors putting cash into the Qualified Financing are shares of Common Stock.

On the Maturity Date, if any principal or interest under this Note is then outstanding, the Note Balance will automatically convert into fully paid and nonassessable shares of the Company's Common Stock at a price per share equal to the Cap Price (the "Common Stock Optional Conversion") and upon such conversion each Note will be automatically cancelled and of no further force and effect."

If a Change of Control occurs prior to a Qualified Financing, then the Investor shall be paid a prepayment premium equal to all accrued and unpaid interest due on this Note as of immediately prior to such Change of Control plus two times (2X) the outstanding principal amount of this Note, and the Note shall thereafter be cancelled and be of no further force or effect, whether or not it is delivered to the Company for cancellation.

So long as the Notes are outstanding, the Company will furnish to each Investor upon request and when available (i) annual unaudited financial statements for each fiscal year of the Company, including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such year, all prepared in accordance with generally accepted accounting principles and practices; and (ii) quarterly unaudited financial statements for each fiscal quarter of the Company (except the last quarter of the Company's fiscal year), including an unaudited balance sheet as of the end of such fiscal year, an unaudited statement of operations and an unaudited statement of cash flows of the Company for such quarter, all prepared in accordance with generally accepted accounting principles and practices, subject to changes resulting from normal year-end audit adjustments. If the Company has audited records of any of the foregoing, it shall provide those in lieu of the unaudited versions.

What it means to be a minority holder

As a minority holder of Common Stock of this offering, you have granted your votes by proxy to the CEO of the Company. Even if you were to receive control of your voting rights, as a minority holder, you will have limited rights in regards to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties. Further, investors in this offering may have rights less than those of other investors, and will have limited influence on the corporate actions of the company.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

Transferability of securities

For a year, the securities can only be resold:

- In an IPO;
- To the company;
- To an accredited investor; and
- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Recent Offerings of Securities

We have made the following issuances of securities within the last three years:

- **Type of security sold:** Convertible Note
  Final amount sold: $1,522,106.87
  Use of proceeds: Hiring, prototype development, flight testing
  Date: January 02, 2019
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $5,345,000.00
  Use of proceeds: Hiring, ramp of HEXA production, general corporate purposes
  Date: October 28, 2020
  Offering exemption relied upon: 506(b)

- **Type of security sold:** Convertible Note
  Final amount sold: $1,700,000.00
  Use of proceeds: general corporate purposes
  Date: October 01, 2021
  Offering exemption relied upon: 506(b)

Financial Condition and Results of Operations

Financial Condition

You should read the following discussion and analysis of our financial condition and results of our operations together with our financial statements and related notes appearing at the end of this Offering Memorandum. This discussion contains forward-looking statements reflecting our current expectations that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including those discussed in the section entitled "Risk Factors" and elsewhere in this Offering Memorandum.

Results of Operations

Circumstances which led to the performance of financial statements:

<u>Year ended December 31, 2019 compared to year ended December 31, 2018</u>

Revenue

Revenue for fiscal year 2020 was $1,409,752, compared to fiscal year 2019 revenue of $99,900. In 2020 the increase in revenue was driven by revenue recongized under LIFT's U.S. Air Force SBIR contracts and other grants, as well as increased appearance fees for international exhibitions.

Expenses

The Company's expenses consist of, among other things, compensation and benefits, marketing and sales expenses, fees for professional services and patents, research and development expenses, depreciation of aircraft and other fixed assets and interest expense. General and administrative expenses increased in 2020 primarily due to the hiring of additional corporate personnel. Research and development expenses decreased in 2020 due to lower engineering consultant fees, partially offset by higher wages paid to contract R&D personnel. Sales and marketing expenses decreased in 2020 primarily from lower advertising and marketing expenses due to LIFT ceasing the marketing of Tour flight deposits to individuals.

Operating Income

LIFT Aircraft Inc. reported $69,050 in operating income in 2020 compared to an operating loss of $1,360,030 in 2019 due to higher revenue and lower overall operating expenses.

Net Loss

The company lost $514,072 in 2020 compared to $1,730,793 in 2019. The lower net loss was due to higher operating income, offset by higher depreciation expenses from depreciation for tooling and finished aircraft and higher interest expense due to a larger balance of convertible notes outstanding. The company also recognized $53,683 of other income largely due to partial forgiveness of its PPP loan.

Historical results and cash flows:

LIFT Aircraft Inc.'s operations have been funded to date primarily from the issuance of convertible notes, along with revenue generated by research, development, test and demonstration contracts with the U.S. Air Force and other customers. The primary drivers of cash outflows are operating expenses including the payments of salaries and benefits to company employees and contractors, the production of HEXA aircraft and capital expenditures on production tooling and other fixed assets. In the future, the company anticipates it will need continued government contracting revenue as well as capital raises from the sale of debt or equity securities to continue to operate, build its internal aircraft fleet and develop eVTOL vertiports. There can be no assurances that government or investor funding will be available. Due to LIFT's early stage of development, previous years' results and cash flows may not be representative of future years.

Liquidity and Capital Resources

What capital resources are currently available to the Company? (Cash on hand, existing lines of credit, shareholder loans, etc...)

As of 9/30/2021 LIFT Aircraft Inc. had cash of $177,535 available in its primary bank account, $50,335 in a bank transfer holding account and $8,715 in its PayPal account. The company also has corporate credit card accounts with Capital One and American Express with credit lines of $95,000 and $25,000, respectively, and outstanding balances of $89,993 and $66, respectively.

How do the funds of this campaign factor into your financial resources? (Are these funds critical to your company operations? Or do you have other funds or capital resources available?)

The Company plans on using the proceeds of this offering to support working capital including the manufacture of aircraft for its development contracts and location operations, as well as the buildout of its first Vertiport. The company also anticipates the proceeds from this offering will serve as matching funds for its pending USAF STRATFI contract, which requires raising outside equity capital to be eligible for collecting the full contract amount.

Are the funds from this campaign necessary to the viability of the company? (Of the total funds that your company has, how much of that will be made up of funds raised from the crowdfunding campaign?)

LIFT Aircraft Inc.'s current business plan requires raising outside capital to fund the buildout of its aircraft fleets and Vertiports as well as a general increase in human resources. If the equity crowdfunding campaign is not successful, the company will seek capital from other sources including the sale of additional convertible seed notes, common equity, preferred stock or other securities.

How long will you be able to operate the company if you raise your minimum? What expenses is this estimate based on?

If we raise our minimum, we believe we can become self-funding for at least the next 12 months upon anticipated approval of the USAF STRATFI contract. However, we will be forced to reduce aircraft production, not make anticipated hires and delay the buildout of our first fixed Vertiport. Although we anticipate likely selection in the USAF STRATFI contract, if that does not occur or if the contract cannot be finalized for other reasons the Company would need to consider redcucing employment and/or slowing HEXA production and development if it was not successful raising capital from outside sources.

How long will you be able to operate the company if you raise your maximum funding goal?

We believe that if we hit our maximum funding goal the company would be able to operate for at least the next year given the potential operating income contributions of our anticipated USAF contracts and touring operations. Hitting the maximum funding goal would fund the anticipated buildout costs of the company's first Vertiport, and enable more rapid hiring of LIFT personnel to accelerate development. However, we may need additional outside capital to fund the buildout of additional vertiports and production of aircraft.

Are there any additional future sources of capital available to your company? (Required capital contributions, lines of credit, contemplated future capital raises, etc...)

If the Company's USAF STRATFI contract is approved, LIFT Aircraft Inc. should receive $15M of additional development funding coupled with $15M of additional SBIR matching grants, provided it can raise the required outside equity capital. To raise the required outside equity capital, the Company is contemplating a Reg A+ offering and/or a future offering of convertible notes, preferred stock or common stock.

Indebtedness

- **Creditor:** Convertible seed note I holders
  Amount Owed: $1,522,106.87
  Interest Rate: 4.0%
  Maturity Date: March 31, 2022
  See section on previous offerings. Does not include accrued interest.

- **Creditor:** Convertible seed note II holders
  Amount Owed: $5,345,000.00
  Interest Rate: 4.0%
  Maturity Date: March 31, 2022
  Please see section on previous offerings. Does not include accrued interest.

- **Creditor:** Seed note III hlders
  Amount Owed: $1,100,000.00
  Interest Rate: 4.0%
  Maturity Date: September 30, 2023
  Please see section on previous offerings. Does not include accrued interest.

Related Party Transactions

- **Name of Entity:** Matthew Chasen
  Relationship to Company: Officer
  Nature / amount of interest in the transaction: Matthew Chasen purchased $10,000 of the first series of convertible seed notes.
  Material Terms: Matthew Chasen invested at the same terms as other Seed Note I investors.

- **Name of Entity:** Noah Chasen
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Noah Chasen invested $40,000 in the first series of convertible seed notes and invested $50,000 in the second series of convertible seed notes.
  Material Terms: Noah Chasen invested at the same terms as other investors in Seed Note I and Seed Note II.

- **Name of Entity:** Marvin Chasen
  Relationship to Company: Family member
  Nature / amount of interest in the transaction: Marvin Chasen invested $50,000 in the first series of convertible seed notes and invested $30,000 in the second series of convertible seed notes.
  Material Terms: Marven Chasen invested at the same terms as other investors in Seed Note I and Seed Note II.

Valuation

Pre-Money Valuation: $188,821,430.00

Valuation Details:

LIFT Aircraft set the $188,821,430 Reg CF pre-money valuation based on a 30% discount to the $270,000,000 valuation it anticipates targeting in its planned Reg A+ offering. During the second quarter of 2021, LIFT received a term sheet from a prospective venture capital investor to invest in a convertible note at a valuation cap of $270,000,000 although it did not consummate the transaction. This valuation is also an approximate 50% discount to the December 2019 IPO valuation of EHang (ticker: EH), its closest public comparable. LIFT believes it is at a similar or further development stage in regards to eVTOL aircraft as EHang was at the time of its IPO, but with a discount to account for the lack of liquidity in a Reg A+ offering. EH currently has an enterprise value of $1.2B. LIFT also believes this valuation is conservative compared to the valuations of other public eVTOL developers (ACHR, JOBY, LILM and BSN) which have current enterprise values ranging from approximately $1.9B to $3.9B. These developers have raised more capital and have more employees than LIFT, but do not anticipate having production aircraft until the 2024-2025 timeframe, whereas LIFT has a production eVTOL aircraft flying today.

The pre-money valuation has been calculated on a fully diluted basis. In making this calculation, we have assumed that any shares reserved for issuance under a stock plan are issued.

We have not assumed that all non-option securities with a right to acquire shares will be exercised.

This pre-money valuation was calculated internally without a formal independent third-party evaluation.

Use of Proceeds

If we raise the Target Offering Amount of $9,998.94 we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Working Capital*
  96.5%
  Proceeds will be used to support working capital including purchase of aircraft parts for production and final assembly

If we raise the over allotment amount of $4,999,978.06, we plan to use these proceeds as follows:

- *StartEngine Platform Fees*
  3.5%

- *Construction costs for LIFT's first fixed vertiport*
  60.0%
  Estimated permitting and construction costs for LIFT's first fixed Vertiport

- *Aircraft production*
  36.5%
  Production of aircraft for first fixed vertiport, including purchasing carbon fiber airframes and other components and final assembly costs.

The Company may change the intended use of proceeds if our officers believe it is in the best interests of the company.

Regulatory Information

Disqualification

No disqualifying event has been recorded in respect to the company or its officers or directors.

Compliance Failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30 (120 days after Fiscal Year End). Once posted, the annual report may be found on the Company's website at https://www.liftaircraft.com/ (liftaircraft.com/investors).

The Company must continue to comply with the ongoing reporting requirements until:

(1) it is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) it has filed at least one (1) annual report pursuant to Regulation Crowdfunding and has fewer than three hundred (300) holders of record and has total assets that do not exceed $10,000,000;

(3) it has filed at least three (3) annual reports pursuant to Regulation Crowdfunding;

(4) it or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) it liquidates or dissolves its business in accordance with state law.

Updates

Updates on the status of this Offering may be found at: www.startengine.com/lift

Investing Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR LIFT Aircraft Inc.

[See attached]

LIFT AIRCRAFT INC.

(a Delaware corporation)

Audited Financial Statements

For the calendar years ended December 31, 2020 and 2019

IndigoSpire
CPAs & ADVISORS

INDEPENDENT AUDITOR'S REPORT

October 1, 2021

To: Board of Directors, LIFT AIRCRAFT INC.

Re: 2020-2019 Financial Statement Audit

We have audited the accompanying financial statements of LIFT AIRCRAFT INC. (a corporation organized in Delaware) (the "Company"), which comprise the balance sheets as of December 31, 2020 and 2019, and the related statements of income, shareholders' equity/deficit, and cash flows for the calendar year periods thus ended, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility
Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of the Company's financial statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2020 and 2019, and the results of its operations, shareholders' equity/deficit and cash flows for the calendar year periods thus ended in accordance with accounting principles generally accepted in the United States of America.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in the Notes to the financial statements, the Company has suffered recurring losses from operations and has a net capital deficiency that raise substantial doubt about its ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in the Notes to the financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

Sincerely,

IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

October 1, 2021

LIFT AIRCRAFT INC.
BALANCE SHEETS
As of December 31, 2020, and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
TOTAL ASSETS		
Current Assets		
Cash and cash equivalents	$ 1,829,642	$ 1,318,388
Project works in progress, net	1,076,915	16,438
Other current assets	49,358	0
Total Current Assets	2,955,915	1,334,825
Non-Current Assets		
Fixed assets, net	2,676,831	857,065
TOTAL ASSETS	**$ 5,632,746**	**$ 2,191,890**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Liabilities		
Current Liabilities		
Accounts and credit cards payable	$ 548,760	$ 60,170
Deferred revenue	676,662	738,248
Other current liabilities	73,147	0
Total Current Liabilities	1,298,569	798,418
Non-Current Liabilities		
Convertible loans payable, non-current	6,797,107	3,572,107
Accrued interest on convertible notes payable	323,014	153,632
PPP loan payable	55,275	0
TOTAL LIABILITIES	**8,473,966**	**4,524,157**
Shareholders' Equity		
Common stock, voting (10,000,000 shares of $0.00001 par value shares authorized, 5,080,843 and 5,050,000 shares outstanding as of December 31, 2020 and 2019)	0	0
Share-based compensation	5,119	3,089
Accumulated deficit	(2,846,338)	(2,335,356)
TOTAL SHAREHOLDERS' EQUITY	**(2,841,219)**	**(2,332,267)**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	**$ 5,632,746**	**$ 2,191,890**

LIFT AIRCRAFT INC.

STATEMENT OF OPERATIONS

Calendar years ended December 31, 2020 and 2019

See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Revenues, net	$ 1,409,752	$ 99,900
Operating Expenses:		
General and administrative	707,363	576,065
Research and development	551,444	610,993
Sales and marketing	81,896	272,872
Total Operating Expenses	1,340,702	1,459,930
Net operating income (loss)	69,050	(1,360,030)
Other Expense:		
Other income (expense)	53,683	0
Depreciation (expense)	(458,208)	(217,636)
Interest (expense), net	(178,596)	(153,127)
Net Loss	$ (514,072)	$ (1,730,793)

LIFT AIRCRAFT INC.
STATEMENT OF SHAREHOLDERS' EQUITY/DEFICIT
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	Common Stock	Share-based Compensation	Accumulated Deficit	Total Shareholders' Capital (Deficit)
Balance as of January 1, 2019	**0**	**$ 0**	**$ (601,563)**	**$ (601,563)**
Share based compensation		3,089		3,089
Net Loss			(1,730,793)	(1,730,793)
Balance as of December 31, 2019	**0**	**$ 3,089**	**$ (2,332,356)**	**$ (2,335,267)**
Share based compensation		2,030		2,030
Net Loss			(514,072)	(514,072)
Balance as of December 31, 2020	**0**	**$ 5,119**	**$ (2,846,338)**	**$ (2,841,219)**

LIFT AIRCRAFT INC.
STATEMENT OF CASH FLOWS
Calendar years ended December 31, 2020 and 2019
See accompanying Independent Auditor's Report and Notes to the Financial Statements

	2020	2019
Cash Flows From Operating Activities		
Net Loss	$ (514,072)	$ (1,730,793)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation and amortization	458,208	217,636
Share-based compensation	2,030	3,089
Deferred interest	178,596	153,127
Changes in operating assets and liabilities:		
(Increase) Decrease in project works in progress	(1,060,477)	(16,438)
(Increase) Decrease in other current assets	(49,358)	0
Increase (Decrease) in accounts payable	488,590	41,214
Increase (Decrease) in deferred revenue	(61,586)	738,248
Increase (Decrease) in other current liabilities	73,147	0
Net Cash Used In Operating Activities	(484,922)	(493,917)
Cash Flows From Investing Activities		
Capital expenditures	(2,284,099)	(984,384)
Net Cash Used In Investing Activities	(2,284,099)	(984,384)
Cash Flows From Financing Activities		
Proceeds of convertible notes payable	3,225,000	2,050,000
Proceeds from PPP loan payable	55,275	0
Net Cash Provided By Financing Activities	3,280,275	2,050,000
Net Change In Cash	511,254	471,699
Cash at Beginning of Period	1,318,388	846,689
Cash at End of Period	$ 1,829,642	$ 1,318,388

NOTE 1 - NATURE OF OPERATIONS

LIFT AIRCRAFT INC. ("the Company", "LIFT" or "we") is a corporation organized under the laws of the State of Delaware on September 22, 2017. The Company is developing, with US Air Force grants, and implementing a fleet of vertical take-off, electric aircraft (named the HEXA).

Since inception, the Company relied on raising convertible loans and government grants to fund its business. The Company has an accumulated deficit in earnings since inception. These matters raise substantial concern about the Company's ability to continue as a going concern once funds raised from investors have been exhausted. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for the fair presentation of the financial statements for the years presented have been included.

Use of Estimates
The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates.

Risks and Uncertainties
The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, changes in regulations or restrictions in imports, competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2020, the Company is operating as a going concern. See Notes 1 and 9 for additional information.

Cash and Cash Equivalents
The Company considers short-term, highly liquid investments with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits. As of December 31, 2020 and 2019, the Company had $1,829,642 and $1,318,388 cash on hand, respectively.

Receivables and Credit Policy
Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, routinely assesses its outstanding accounts. As a result, the Company believes that its accounts receivable credit risk exposure is limited. The Company has not accrued for any bad debts as of these dates.

Sales Taxes
Various states may impose a sales tax on the Company's sales to non-exempt customers. If required, the Company will collect the sales tax from customers and remits the entire amount to each respective state. The Company's accounting policy is to exclude the tax collected and remitted to the states from revenue and cost of sales.

Property and Equipment
Property and equipment are recorded at cost if the expenditure exceeds $1,000. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to fifteen years depending on the asset type.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. As of December 31, 2020 and 2019, the Company maintained fixed assets with a net book value of $2,676,831 and $857,065 as of December 31, 2020 and 2019, respectively. These fixed assets have accumulated depreciation totaling $670,695 and $294,287 as of December 31, 2020 and 2019, respectively.

Fair Value Measurements
The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes
The Company is taxed as a C corporation. The Company complies with FASB ASC 740 for accounting for uncertainty in income taxes recognized in a company's financial statements, which prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. FASB ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. Based on the Company's evaluation, it has been concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements. The Company believes that its income tax positions would be sustained on audit and does not anticipate any adjustments that would result in a material change to its financial position.

The Company has incurred taxable losses since inception but is current in its tax filing obligations. The Company is not presently subject to any income tax audit in any taxing jurisdiction.

Revenue Recognition
The Company adopted ASC 606, Revenue from Contracts with Customers, as of January 1, 2019 (the "transition date") using the full retrospective method. There was no transition adjustment recorded upon the adoption of ASC 606. Under ASC 606, revenue is recognized when a customer obtains control of promised goods or services, in an amount that reflects the consideration which the entity expects to receive in exchange for those goods or services.

To determine revenue recognition for arrangements that an entity determines are within the scope of ASC 606, the Company performs the following steps: (i) identify the contract(s) with a customer, (ii) identify the performance obligations in the contract, (iii) determine the transaction price, (iv) allocate the transaction price to the performance obligations in the contract and (v) recognize revenue when (or as) the entity satisfies a performance obligation. At contract inception, once the contract is determined to be within the scope of ASC 606, the Company assesses the goods or services promised within each contract and determines those that are performance obligations and assesses whether each promised good or service is distinct. The Company then recognizes as revenue the amount of the transaction price that is allocated to the respective performance obligation when (or as) the performance obligation is satisfied.

Revenue from services are recognized as they are performed. Revenue from government grants are recognized as the terms of the grant are fulfilled.

In 2019, 100 percent of the revenues recorded are from a single customer. In 2020, 78 percent of the revenue was from contracts with the US Air Force while an additional 11 percent is from different single customer.

Sales and Marketing Expenses
The Company expenses advertising costs as they are incurred.

Recent Accounting Pronouncements
In February 2017, FASB issued ASU No. 2017-02, "Leases (Topic 842)," that requires organizations that lease assets, referred to as "lessees," to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. The Company is currently evaluating the effect that the updated standard will have on its financial statements and related disclosures. The Company will adopt this standard after required to and when applicable to the Company.

In May 2018, FASB issued ASU 2018-09, "Compensation- Stock Compensation (Topic 718): Scope of Modification Accounting", clarifies such that an entity must apply modification accounting to changes in the terms or conditions of a share-based payment award unless all of the following criteria are met: (1) the fair value of the modified award is the same as the fair value of the original award immediately before the modification. The ASU indicates that if the modification does not affect any of the inputs to the valuation technique used to value the award, the entity is not required to estimate the value immediately before and after the modification; (2) the vesting conditions of the modified award are the same as the vesting conditions of the original award immediately before the modification; and (3) the classification of the modified award as an equity instrument or a liability instrument is the same as the classification of the original award immediately before the modification. The ASU is effective for all entities for fiscal years beginning after December 15, 2018, including interim periods within those years. Early adoption is permitted, including adoption in an interim period. The Company is currently evaluating the impact that this standard will have on our consolidated financial statements and will adopt this change when applicable to the Company.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company, or (iv) are not expected to have a material impact the Company's financial statements.

NOTE 3 – INCOME TAX PROVISION

As discussed above, the Company is a C corporation for federal income tax purposes. The Company has incurred tax losses since inception, however valuation allowances has been established against the deferred tax assets associated with the carryforwards of those losses as there does not yet exist evidence that the deferred tax assets created by those losses will ever by utilized.

Tax returns once filed which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

NOTE 4 – SHARE CAPITAL

The Company has a single class of Common Stock. The Company has authorized 10,000,000 shares. The Company has 5,080,843 shares issued and outstanding as of December 31, 2020. The Company has an additional 1,969,157 shares reserved for options and restricted stock units that have not converted or vested into common shares yet.

NOTE 5 –DEBT

Long-Term Notes
The Company has issued approximately $6,797,107 and $3,572,107 of convertible notes as of December 31, 2020 and 2019, respectively. Of the $6,797,107 balance as of December 31, 2020, $1,522,107 matures on October 31, 2021 that bear interest at 4 percent per annum and a $8,000,000 valuation cap. The remaining $5,275,000 matures on October 31, 2021, bear interest at 4 percent per annum and have a $36,000,000 valuation cap.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Litigation
The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company's management, any liability resulting from such litigation would not be material in relation to the Company's consolidated financial position, results of operations and cash flows. There is no pending or threatened litigation.

NOTE 7 – RELATED PARTY TRANSACTIONS

Related-Party Transactions
Giving effect to outstanding options but not the unutilized option pool, CEO, Chairman and Founder Matthew Chasen constructively owns 72.6 percent of LIFT Aircraft Inc.'s fully diluted common stock outstanding.

The Company does not and has not paid Mr. Chasen any rent, commissions, advances, licenses or royalties nor are there any loan arrangements between the company and Mr. Chasen. Mr. Chasen did purchase $10,000 of the Company's convertible note payable. The Company also compensates Mr. Chasen for services rendered as chief executive.

As the transaction was between related parties, there is no guarantee that the terms of the sale represent an arm's length transaction.

NOTE 8 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2017. The Company has a limited operating history. The Company's ability to continue is dependent upon management's plan to grow profitable operations and raise additional funds. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 9 – SUBSEQUENT EVENTS

Reg CF Securities Offering
The Company is in the process of preparing for a securities offering exempt from registration under Regulation CF where the Company will issue up to $5,000,000 of common stock. The securities offering will be listed with StartEngine and they will receive compensation for the listing commensurate with its standard terms.

COVID-19 Related Actions
On March 10, 2020, the World Health Organization declared the coronavirus outbreak ("COVID19") to be a pandemic. The outbreak is negatively impacting businesses across a range of industries. The extent of the impact of COVID-19 on the Company's operational and financial performance will depend on certain developments, including the duration and spread of the outbreak, impact on the Company's customers, employees and vendors, all of which are uncertain and cannot be predicted. Therefore, the extent to which COVID-19 may impact the Company's financial condition or results of operations in the future is uncertain.

Management's Evaluation
Management has evaluated subsequent events through October 1, 2021, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]

LIFT Aircraft

We develop drones capable of human flight.



Website · Austin, TX · TRANSPORTATION · CLEAN TECHNOLOGY

$0.00 raised

0 Investors	$189M Valuation
$2.66 Price per Share	$532.00 Min. Investment
Common Shares Offered	Equity Offering Type
$5M Offering Max	Reg CF Offering

INVEST NOW

This Offering is eligible for the StartEngine Owner's 10% Bonus

This Reg CF offering is made available through StartEngine Capital, LLC.

We are creating a future where anyone can fly...and the future is starting now. Personal flight has historically only been available to a privileged few with the time and money to fly traditional aircraft. At LIFT, we've created a "drone for people" that anyone can pilot - making the joy and utility of zero-emissions, personal, vertical flight accessible to all.

Overview | Team | Terms | Updates | Comments | Follow

Reasons to Invest

- **Leading the urban air mobility revolution.** After 4 years of development, 700+ test flights, and over $10M in funding, our electric vertical takeoff and landing (eVTOL) aircraft, HEXA, is approved to fly under FAA Part 103 - costly FAA certification is not required. In a market estimated to reach $1 trillion by 2040, HEXA is one of the first eVTOL aircraft to enter production.

- **Massive customer demand.** More than 15,000 people have joined waitlists to fly HEXA in 25 US cities. Prospective military customers have signed $15M of MOUs as part of our US Air Force Strategic Financing (STRATFI) program submission. Partners have signed pre-order LOIs for over 100 aircraft.

- **One of the world's first vertiport networks.** LIFT has received FAA approval to launch the one of the first eVTOL vertiports in the world, where anyone will be able to fly HEXA with less than an hour of training - no pilot's license required. While others seek certification for more complex eVTOL designs, LIFT plans to launch in 28 markets by 2025, building what would be the largest global network of vertiports.

OVERVIEW

The future of transportation is vertical and accessible to all

Lift Aircraft Inc. is in the pre-commercial stage where they are producing aircraft and conducting safety testing. Currently, the Company has not launched any flights for customers.

"HEXA may be your first multirotor drone ride."

TechCrunch


LIFT Aircraft
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Lift Aircrafts shown in video are prototypes not yet available to the general market.

Why now? For decades, science fiction has promised us "flying cars", and many have tried and failed to develop them. However, recent advancements in technologies developed for small drones have made it possible to design a safe, simple, and inexpensive multi-rotor drone capable of human flight.


"LIFT is using technologies that have matured in the drone industry to democratize human flight - a natural progression that will soon provide a clean, exciting, and efficient alternative to sitting on congested roads burning fossil fuels."
Colin Guinn | Former CEO, DJI Innovations, 3DRobotics

Why LIFT? Founded in November 2017, LIFT Aircraft leverages distributed electric propulsion (DEP) technology, autonomous "fly-by-wire" flight control systems, and our patented design for HEXA, a personal drone that anyone can fly. With LIFT, electric vertical flight is possible at 1/10th the cost of a helicopter, with zero CO_2 emissions.


CNBC Coverage - LIFT Aircraft at SXSW
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SQUAWK
HOTTEST TECH TRENDS @ SXSW
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CNBC

Lift Aircrafts shown in video are prototypes not yet available to the general market.

THE PROBLEM

Ground transportation is broken, yet air transportation in urban areas remains inaccessible to most


Why Personal Flying Machines Could Be the Future of ...
GEICO
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Lift Aircrafts shown in video are prototypes not yet available to the general market.

The average American spends 54 hours stuck in traffic each year - nearly 7 full working days - resulting in ~3.3 billion gallons of wasted fuel and $179 billion in lost productivity. 85% of these trips are less than 15 miles and 90% are single-occupant.


CLICK IT OR TICKET
On average, Americans spend 54 hours per year stuck in traffic.

Traditional helicopters are an airborne alternative, but they require extensive training, produce extreme levels of noise, and are incredibly expensive to buy, operate, and maintain. This makes vertical flight inaccessible to all but the wealthiest individuals and severely limits use by public agencies for emergency response. Further, commercial aviation contributes 2.4% of the world's carbon emissions. In 2019, that was 905 million tons of CO_2.

We believe these trips are, instead, best served point-to-point flights in personal scale, hover-optimized eVTOL aircraft capable of taking off and landing virtually anywhere.



Concept of future landing site for LIFT HEXA on a parking garage rooftop.

THE SOLUTION

Introducing HEXA: So simple to fly you don't even need a pilot's license

LIFT Aircraft makes flying so simple and inexpensive that almost anyone can experience the joy, freedom, and utility of personal, vertical flight. Our first aircraft, HEXA, is an electric, vertical takeoff and landing (eVTOL) aircraft, a single-seat, hover-optimized, semi-autonomous personal aerial vehicle.



LIFT

2019 test flight as featured in Reuter's

HEXA was purpose-built for *aerial micro-mobility*. Because the vast majority of car trips are <15 miles, we designed HEXA to be the safest possible aircraft for short range flights. We chose a hover-optimized design for enhanced levels of maneuverability, wind resilience, and redundancy.

While some eVTOL developers have winged aircraft capable of longer range flight, we determined the incremental time savings achieved with wings are not worth the tradeoffs in safety and hover performance for short range flights. Capable of speeds up to 90 mph, HEXA can fly up to 15 miles in 10 minutes.

* Comparable, congested routes often take cars 60 minutes or more.
*Performance testing ongoing. Part 103 operations airspeed limited to 62 mph. Public use allows for max performance.



HEXA was designed for safety, with multiple redundancies and failsafes.



3x redundant autopilot
7 floats (incl. center)
18 independent rotors
(can fly with loss of up to 6)
Whole aircraft parachute
85"
27.5"
114"
177"
40"

HEXA safety features

While conventional aircraft parachutes require hundreds of feet of altitude, HEXA's whole-aircraft ballistic parachute deploys autonomously and is effective as low as 40 feet above ground level.



HEXA's autonomous whole-aircraft parachute system

While ultralights are not certified by the FAA, we are working closely with the US Air Force on safety and airworthiness, as well as our safety board, which includes the former Chief of Aviation Safety at NASA.


"LIFT combines an inherently simple and redundant aircraft design with a semi-autonomous, controlled flying experience to achieve maximum safety."
Charles Justiz
Former Chief of Aviation Safety
NASA

LIFT Aircraft has a fundamentally unique strategy in the emerging eVTOL industry, using the FAA's Part 103 "Ultralight" rules to develop an aircraft that can be rented to and piloted by anyone, with no pilot's license or FAA certification required.

Rather than selling HEXA to end-users, LIFT is developing "vertiport" locations where anyone can rent and fly HEXA in a scenic, controlled environment within geospatially mapped and geofenced flight areas. In case of emergency, LIFT mission control can remotely take over and land the aircraft.

Our end-to-end flying experience will include VR simulator training with a dedicated flight instructor.



We have begun testing the flight experience with industry experts.


Beta Flight 001 - Colin Guinn
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Lift Aircrafts shown in video are prototypes not yet available to the general market.

When flown for recreation, ultralights are limited to daytime flight over uncongested areas. However, when operated by federal, state, or local government agencies, ultralights can be flown without special limitations (Part 91 rules).

HEXA is modular by design, with the powertrain, flight control system, and ballistic parachute all located in the top rotor assembly.



Aircraft platform allows for swapping any payload and landing gear. Lift Aircrafts shown in video are prototypes not yet available to the general market.

The cabin and landing gear can be swapped with any payload, enabling a variety of manned and unmanned applications, including heavy lift cargo, fire response, and medical evacuation.



Public agency use of various HEXA modular configurations (digital renderings).


"LIFT's modular HEXA platform can help save thousands of lives every year. Their eVTOL aircraft enables countless new missions for federal, state, and local government agency first responders. I can't wait."
Johnny Doo | Head of
NASA Transformative Vertical Flight,
Public Services Working Group

THE MARKET

The Urban Air Mobility (UAM) market is projected to reach $1 trillion by 2040


Urban Air Mobility (UAM) in 2040
$1T
Urban Air Mobility (UAM) $104B in 2023
Emergency Response $75B in 2020
Military & Defense $57B in 2020
Entertainment & Recreation $12B in 2023
UAM Aircraft Projected Sales $3B in 2023

The emerging UAM market is predicted to be worth $104 billion in 2023 and $1 trillion by 2040. Our beach-head strategy is to first target markets that don't require time-consuming aircraft certification or breakthroughs in battery technology for viability. These markets include experiential entertainment (projected to reach $12 billion by 2023), first response ($75 billion in 2020, the company estimates), and military ($57 billion in 2020).

Public market investors are recognizing the urban air mobility opportunity, as evidenced by recent public listings, such as Joby Aviation (JOBY), Archer (ACHR), EHang (EH), and Lilium (LILM). These companies are also developing eVTOL aircraft and related services, and despite being in the early stages of commercialization, all have greater than $1B market capitalizations.

OUR TRACTION

In production with strong commercial demand and significant funding from the US Air Force

LIFT has completed initial unmanned and manned testing (700+ test flights) and started production of HEXA with 3 full-scale prototypes and 5 production aircraft to date.

Assembled in the US under partnership with Qarbon Aerospace (an AS9100 and ISO 9001:2015 certified Tier-1 aerospace supplier that manufactures components for the V-22, F-35, and Boeing 767), we are ramping to produce 35 aircraft by the end of 2022.



We've won $2.75M across 4 Air Force R&D contracts and prospective military customers have signed $15M of MOUs as part of our US Air Force Strategic Financing (STRATFI) program submission. If selected, our STRATFI contract award will provide $30M in non-dilutive government funding, matching up to $30M in private investment dollars 1:1.



(Clockwise from upper left) Cargo R&D concept (digital model), then-Secretary and current Chief of Staff of the Air Force with HEXA, Air Force C-130 transport of HEXA, MedEvac R&D concept (digital model)

We've also received initial airworthiness approval from the Department of Defense and have been awarded a contract for in-kind support with leading experts in testing, certification, and safety at the Air Force Research Lab.


DEPARTMENT OF DEFENSE
UNITED STATES OF AMERICA
DEPARTMENT OF THE AIR FORCE
UNITED STATES OF AMERICA

LIFT CEO, Matt Chasen showing HEXA to US Air Force Chief of Staff, Charles Q. Brown Jr. Camp Mabry in Austin, TX.

Thousands on waitlists for nationwide tour.

We've announced plans to launch a nationwide tour when our beta test flights are complete, taking HEXA to various sites across the country for people to fly. With more than 15,000 people on waitlists and over 4,000 prepaid reservations, we've seen enormous interest in our upcoming tour.



Jeff Bezos onboard HEXA, alongside LIFT CEO, Matt Chasen. Jeff Bezos has no affiliation with LIFT Aircraft.

WHY INVEST

Profitable and defensible business model with minimal regulatory barriers

HEXA is approved to fly in the US under FAR Part 103, which allows us to launch pay-per-flight operations for daytime, fair weather (Visual Flight Rules), recreational flying over non-congested areas in uncontrolled airspace by anyone, with no pilot's license required. HEXA can also be flown by public agencies today for military, public safety, firefighting, and emergency medical response without any limitations.
By leveraging this unique regulatory niche, we're able to start flying now. We'll be first to market with our nationwide tour and the first eVTOL vertiport in the US.



Architectural rendering of LIFT's first vertiport.

We have secured the site for and begun developing our first LIFT location overlooking Lake Travis in Austin, TX. At our vertiports, we plan to offer introductory flights at a $249 price point per 8-15 minute flight and also offer memberships for pilots who want to fly more frequently, bringing the price down to as low as $49 per flight. Each aircraft in our fleet is expected to generate up to $1.3M per year in revenue.

Highly Profitable Pay-Per-Flight Model

Revenue/Flight	Aircraft Cycle	Flight Slots/Day
$249	30 Min	20
Avg. Utilization	**Revenue/Aircraft/Yr**	**A/C Initial Cost**
70%	$1.27M	$350K
Variable Cost/Flight	**Net Revenue/Flight**	**A/C Break-Even**
$40	$209	100 Days


"LIFT is doing what iFLY has done with skydiving - making an expensive and inaccessible experience available to everyone."
Alan Metni
Founder of
iFLY Indoor Skydiving

Over the next 5 years, we plan to open 28 LIFT vertiport locations in 5 or more US metros. We will begin with flights over uncongested areas, starting with one location and expanding to enable point-to-point flights.

Within 5 to 7 years, we plan to introduce a certified aircraft that will enable flights over congested areas, allowing us to expand our network to enable intra-urban transport. Our long-term goal is to enable private ownership of aircraft, allowing individuals to fly door-to-door, from their home to their destination.



Within the same timeframe, we aim to provide our defense, EMS, fire, and law enforcement customers with the means to advance their missions and more quickly respond to emergency situations.

We believe that LIFT Aircraft has the right strategy, technology, and team to lead in the emerging urban air mobility market. Now you can invest in the company that's making the joy and utility of personal, vertical flight accessible to everyone - exclusively through StartEngine.



In the Press

The Washington Post | NEW ATLAS | TechCrunch | VICE | Defense News | U.S. AIR FORCE | BUSINESS INSIDER | TODAY

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Meet Our Team



Matt Chasen

Founder, CEO & Chairman of the Board

Matt Chasen, Founder and CEO of LIFT Aircraft, is a serial entrepreneur, investor, and adventure sports enthusiast. While getting his MBA at The University of Texas in 2003, Matt founded uShip - the first and largest online marketplace for shipping with over $200M in annual gross sales. Matt served as uShip's CEO until 2016 and received a Best CEO award from the Austin Business Journal (2012). He has earned Austin Under 40 and Texas "Rising Star" honors (2011) and was an E&Y Entrepreneur of the Year finalist (2010). Prior to business school, Matt was an engineer at Boeing in Seattle, where he worked on the F-22 Fighter, Airborne Laser, and other advanced aerospace projects. Prior to Boeing, Matt studied mechanical and aerospace engineering at U.T. and was a NASA scholarship recipient. Matt is a pilot, an avid sailor and scuba diver, and has completed the Texas Water Safari - known as the "World's Toughest Canoe Race." Matt lives in Austin with his wife and two children.



Balazs Kerulo

Chief Engineer

Balazs Kerulo, Chief Engineer of LIFT Aircraft, was one of the first to ride a man-sized multicopter, back in 2015. He has a degree in aeronautical engineering and is a trained professional fixed-wing pilot. He has extensive experience in digital twin technologies, simulation, and programming.



Kenny Miller

Chief Financial Officer

Kenny Miller is the Chief Financial Officer at LIFT Aircraft. He received his BBA in Finance from the University of Texas at Austin and his MBA from the University of California at Berkeley.

Prior to joining LIFT, Kenny led technology, telecom, and media investing for Nokomis Capital. He previously held positions with Bonanza Capital, Applied Materials, JatoTech Ventures, and Goldman, Sachs & Co.



Kevin Rustagi

Director of Business Development

Kevin Rustagi is the Director of Business Development at LIFT Aircraft. He coordinates partnerships for R&D, Agility Prime, and first response use. As a private pilot (Cessna, Cirrus), he is a strong advocate for unlocking the skies. His prior experience includes co-founding high-tech apparel company Ministry of Supply, working on the iPhone's speaker grille at Apple, and studying engineering and business at MIT and Stanford.



Kristin Giffin

Director of Marketing and Communications

Kristin Giffin is Director of Marketing and Communications at LIFT Aircraft. She is a proven team leader, project manager, and program director. Prior to joining LIFT, Kristin was the Senior Communications Director for Children's Hunger Fund, a Charity Navigator 4-star international nonprofit organization that has delivered more than $1B in food and aid.



Jace 'Digit' McCown

Director of Flight Operations & Chief Pilot

A veteran of the US Air Force, Jace 'Digit' McCown is Director of Flight Operations and Chief Pilot at LIFT Aircraft. He received his BS in Computer Engineering from the US Air Force Academy and his Graduate Certificate in Agroforestry from the University of Missouri-Columbia. Jace is a licensed Commercial Pilot, a Certified Flight Instructor, and a licensed Small Unmanned Aircraft System Remote Pilot. Prior to joining LIFT, Jace was a Flight Test Engineer & Chief Pilot at Skyways Air Transportation.

Offering Summary

Company	LIFT Aircraft Inc.
Corporate Address	3402 Mount Bonnell Road, Austin, TX 78731
Offering Minimum	$9,998.94
Offering Maximum	$4,999,978.06
Minimum Investment Amount (per investor)	$532.00

Terms

Offering Type	Equity
Security Name	Common Stock
Minimum Number of Shares Offered	3,759
Maximum Number of Shares Offered	1,879,691
Price per Share	$2.66
Pre-Money Valuation	$188,821,430.00

**Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below.*

Perk Structure:

Early Bird

Friends and Family - First 48 hours | 15% bonus shares

Super Early Bird - Next 72 hours | 10% bonus

Early Bird Bonus - Next 7 days | 5% bonus shares

Volume

Notes (under "Rewards," above all reward tiers):

Current flight holders investing at a level that qualifies for free flights will be automatically refunded the cost of their flight 30 days after investing.

Reward flights are transferable as gifts.

$500+ Investment: Limited edition LIFT Aircraft hat.

$1,000+ Investment: Priority spot on flight waitlist, $100 (40%) discount on one $249 flight, plus a limited edition LIFT Aircraft hat.

$2,500+ Investment: Free flight at a tour location of your choice or permanent Vertiport location ($249 value), plus a limited edition LIFT Aircraft hat.

$5,000+ Investment: 2 free flights at a tour location of your choice or permanent Vertiport location ($498 value), plus a limited edition LIFT Aircraft hat.

$10,000+ Investment: 5% bonus shares, 4 free flights at a tour location of your choice or permanent Vertiport location ($996 value), 2 invitations to a VIP tour event, plus a limited edition LIFT Aircraft hat.

$25,000+ Investment: 10% bonus shares, 10 free flights at a tour location of your choice or permanent Vertiport location ($2490 value), 4 invitations to a VIP tour event, plus a limited edition LIFT Aircraft hat.

$50,000+ Investment: 15% bonus shares, 10 free flights at a tour location of your choice or permanent LIFT Vertiport location ($2490 value), 4 invitations to a VIP tour event, plus a LIFT Aircraft hat.

**All perks occur when the offering is completed.*

Voting Proxy

Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv) take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

Irregular Use of Proceeds

The Company might incur Irregular Use of Proceeds that may include but are not limited to the following over $10,000: Vendor payments. Salary payments made to one's self, a friend or relative. Any expense labeled "Travel and Entertainment".

Offering Details

Form C Filings

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Risks

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature. These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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California Investor Only - Do Not Sell My Personal Information

EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1:

No transcript

Video 2:

ar vr and regulation the big themes in

austin this week as tech's latest

innovations are shown off at the annual

south by southwest festival julia borson

is there live with more on what she's

experiencing julia technology is getting

very immersive here at south by

southwest we took a vr flight in this

one-person lift aircraft drone they do

plan to offer 15-minute flights for one

person at a time aided by ai and a

remote pilot for about 250 dollars

it's the present of personal aviation

we're starting now people will be flying

these aircraft this year i've flown the

aircraft we have a lot of testing to do

to make sure it's bulletproof safe for

people to fly but this is this is

happening now

Video 3:

I actually used to have recurring dreams of flying.

Traffic congestion is rising,

but this is happening everywhere.

This is happening in suburbs, this is happening

in major urban areas everywhere.

Most of the street infrastructure in the country was built 1910s

or 1930s model that no longer fits the city it's in.

Now we not only have more cars, but they're bigger.

The biggest hurdle with all these things is the people.

But it comes to a critical mass once people are so fed up with it

that things start to change.

From science fiction for decades

we've been promised a personal flying machine or a flying car.

And people have been trying and failing.

We are on the cusp technologically to make this happen.

You're going to be able to decide, do I want to drive my own car

into work today, or do I want a flying option?

As a kid, I actually used to have recurring dreams

where if I could jump high enough right, and if I just had enough will

I would take flight in my dream.

We're developing a personal, vertical takeoff and landing aircraft.

And the aircraft will be classified as an ultralight,

which means no pilot's license is required to fly.

With Lift, we're not trying to solve the problem of flying long distances,

we're really focused on where we believe the biggest problem is,

which is very short-hop flights in dense urban areas.

There's three very major costs right now for mankind with congestion.

The first is an economic cost.

Just here in New York congestion will cost New York City

around 100 billion dollars.

Most important in my mind is the environmental cost.

The United Nations released a report that said,

that our transportation choices are now the leading cause of carbon emissions.

It leads to the third cost, which I think there's a huge health cost

with congestion.

Congestion leads to higher asthma rates, more traffic fatalities,

which are on the rise right now again after years of decline.

There is an existential crisis from congestion.

One of the ways that urban planners, urban designers are thinking of

getting around the congestion problem is something called,

multimodality.

What that means is that we have numerous ways of getting around

and all of this would be shared. You know, I can get on the subway,

bus, having numerous options.

Aviation fits in that way.

We envision you being able to open your Lift Aircraft App and see

real-time pricing and available aircraft

and then hop in one of our aircrafts and fly from your neighborhood

to another base near where you work.

When you request a certain flight plan

that's going to sort of create a corridor for you

and then of course, each aircraft is networked to other aircrafts

so they all know where each other are.

We can bring the cost per ten mile trip down to around $20.00.

At its core, is a basic hex-copter,

this one has 18 motors though, so it's considered an octodecacopter.

Being a hex-configuration we have three motors on each arm.

They all counter-rotate, each arm counter-rotates to compensate for torque.

So we have 18 propellers powered by 18 electric motors.

Each has its own, independent battery pack.

This is very far out, you know, future forward business

and it's incredibly high-risk.

Forecast looks mostly the same if not--

We occasionally get 747s through here.

So, the objective for today's test flight is to take the vehicle

as it is and put it through a series of tests where we

change the center of gravity.

You get some funny looks when you tell people

you're building a personal, electric, vertical take-off

and landing aircraft, a flying car, right?

Because, you know, nobody's been successful doing this.

Henry Ford had this quote that said, "If people ask me how I can go faster

than a horse, they would have just asked for a faster horse rather than a car."

So people can't imagine what they haven't seen yet

and/or don't know what that would be like.

It takes a while for people to get used to trends and changes in transit.

The entire airframe is made out of carbon fiber,

which is one of the lightest and strongest materials on the planet.

We used a pretty big 3-D printer and directly 3D printed the mold

for this first preproduction aircraft.

The average commutes range from seven to ten miles

and take anywhere from 50 minutes to over 90 minutes.

Our aircraft will go about 60 miles an hour

and you don't have to traverse a route

confined by roads in a two dimensional space.

So you get to fly ten miles in ten minutes.

A lot of the safety is going to come from flying in controlled airspace.

Every obstacle, obstruction, power line,

we are going to have everywhere we fly geospatially mapped.

Each aircraft is networked to other aircrafts.

We segment airspace immediately around the aircraft.

If we had two pilots that tried to fly their aircraft and collide

you know, your joystick would not move the aircraft

to crash into the other aircraft.

A main concern with aviation and, you know, a lot of small scale

operations and by small scale I mean,

you know, singular, one person, is that they don't do a major dent

in mass transit and I would counterpoint that by saying,

you might have one mode that takes a thousand people out of cars

every single day, but when you have ten modes that take 1,000 people out each,

now you have 10,000 people that are no longer using cars.

So having numerous modes, aviation being one of them

that's when you really start to see an impact.

And I think that's how it could function in a larger transit landscape.

As you know, so we're going to go about ten feet

and see if we have any oscillations or anything like that.

But, have a good flight.

-See if we can get it off the ground. -Copy that. Thanks, Brooks.

I think in ten to 20 years,

we're going to have many different types of aircrafts in the sky and you're going to have many different choices.

When cars first came out, cars were seen as threats,

they were seen as toxic,

they were seen as dangerous and then cars took over America.

And I think that's what would happen,

but with numerous different kinds of modes of transit.

You would have people at first very worried and then

they wouldn't be thinking about

because they'd be using it every single day.

And access 15 or 20 different options,

all which are sustainable and economically viable.

Video 4:

all right here we go so I am about to

fly the lift aircraft for the first time

it's electric VTOL everything's looking

great we've done hundreds and hundreds

of test flights everything looks really

smooth yeah I feel great I feel safe and

the crew here is doing a great job so

we're gonna put a couple of flights on

it from the inside joystick control

should be super easy so let's see how it

goes

[Music]

[Music]

[Music]

[Applause]

[Applause]

[Music]

Oh

all right well I just had my very first

flight in the lift aircraft electric

VTOL 18 rotors full redundancy it was

super easy I've flown a lot of our 44

helicopter and I can tell you this was

5% the difficulty I mean it's just go up

go forward go left go right it was super

easy felt super smooth in the air I felt

totally safe the crew here at lift

aircraft was had us totally under

control I mean this is gonna be this is

going to be a really fun experience for

people when they can start coming out

and literally flying around in an open

cockpit I mean it is it gets the Stoke

level super high

STARTENGINE SUBSCRIPTION PROCESS (Exhibit E)

Platform Compensation

- As compensation for the services provided by StartEngine Capital, the issuer is required to pay to StartEngine Capital a fee consisting of a 7-13% (seven to thirteen percent) commission based on the dollar amount of securities sold in the Offering and paid upon disbursement of funds from escrow at the time of a closing. The commission is paid in cash and in securities of the Issuer identical to those offered to the public in the Offering at the sole discretion of StartEngine Capital. Additionally, the issuer must reimburse certain expenses related to the Offering. The securities issued to StartEngine Capital, if any, will be of the same class and have the same terms, conditions and rights as the securities beingoffered and sold by the issuer on StartEngine Capital's website.

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- Material Changes: Material changes to an offering include but are not limited to: A change in minimum offering amount, change in security price, change in management, material change to financial information, etc. If an issuer makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled and the funds will be returned.

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